U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            FORM 12b-25 SEC File No:
                           NOTIFICATION OF LATE FILING

                                    Form 10-K

                         For Period Ended June 30, 2000
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    Nothing in this form shall be  construed  to imply that the  Commission  has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

    Not applicable. The filing relates to the entire form 10-K.

    Part I--Registrant Information

                       Digital Courier Technologies, Inc,
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                            (Full Name of Registrant)

                             Datamark Holding, Inc.
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                        (Former Full Name of Registrant)

                           136 Heber Avenue, Suite 204
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                     (Address of Principal Executive Office)

                              Park City, Utah 84060
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                           (City, State and Zip Code)

    Part II--Rules 12b-25-(b) and (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ ] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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    [ ]  (c) The  accountant's  statement  or  other  exhibit  required  by Rule
         12b-25(C) has been attached if applicable.

    Part III--Narrative

    Statebelow in reasonable detail the reasons why Form 10-K or 10-KSB or portion thereof could not be filed within the prescribed time period.

    As disclosed in the Current Report on Form 8-K dated August 18, 2000, the Company is presently conducting a thorough internal investigation into the apparent existence of undisclosed interests held by certain of the company's insiders and related parties in DataBank International Ltd., which the Company acquired in October 1999. In addition, other less significant acquisitions by the Company are being reexamined. The outcome of the investigation is expected to impact the Company's financial results for the period following the acquisition. The Company is attempting to complete its investigation and audit as expeditiously as possible without compromising their thoroughness.

    Additionally, the Company has recently experienced a large turnover of personnel in the accounting and finance departments. As a result, certain key aspects of its audit are taking longer than expected.

    Part IV--Other Information

    (1) The person to contact in regard to this notification is:

                         Bobbie Downey, General Counsel
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    (2) Have all other  periodic  reports  required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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    Pursuant to the  requirements  of the  Securities  Exchange Act of 1934, the
Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        September 29, 2000                 By:/s/ John J. Hanlon
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                                                       John J. Hanlon
                                                       Chief Financial Officer

    Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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